Exhibit 16.1

August 27, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated August 25, 2010, of Arena Pharmaceuticals, Inc. and are in agreement with the statements contained in the second sentence of paragraph 1 and paragraphs 2, 3, 4, 5 and 6 in Item 4.01 (a) therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/    Ernst & Young LLP